
07076394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933


RECEIVED
SEP 2 0 2007
182
SECTION
WASH, D.C.

VITABIO, INC.

(Exact name of issuer as specified in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

969-G Edgewater Blvd., Suite168, Foster City, CA 94404
(775) 552-9817

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

1329 Hwy 395N, Ste. 10-289, Gardnerville, NV 89410

(775) 552-9817

(Name, address, including zip code, and telephone number, including area code, of agent for service)

PROCESSED
SEP 27 2007
THOMSON
FINANCIAL

4955

(Primary Standard Industrial Classification Code Number)

26-0351319

(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;

Mr. Abdulmajid Sharif, Director
Business Address
969-G Edgewater Blvd., Suite168,
Foster City, CA 94404
650 578-8936

Residential Address
1830 Gauthier St.
Montreal, Quebec, H2K 1A2

Ms. Suzanne Charlebois, Director
Business Address
969-G Edgewater Blvd., Suite168,
Foster City, CA 94404
650 578-8936

Residential Address
996 Bruant Des Marais,
Magog, Quebec J1X 7S5

b. the issuer's officers;

Mr. Abdulmajid Sharif, Director
Business Address
969-G Edgewater Blvd., Suite168,
Foster City, CA 94404
650 578-8936

Residential Address
1830 Gauthier St.
Montreal, Quebec, H2K 1A2

Ms. Suzanne Charlebois, Director
Business Address
969-G Edgewater Blvd., Suite168,
Foster City, CA 94404
650 578-8936

Residential Address
996 Bruant Des Marais,
Magog, Quebec J1X 7S5

c. issuer's general partner

Not Applicable

d. record owners of 5 percent or more of any class of the issuer's securities:

As of this date, Mr. Arthur Cheng-Hsin Wu, owns Nine Million, Seven Hundred Fifty Thousand (9,750,000) shares of common stock of the Company (97.50% of the total issued and outstanding in common shares).

e. beneficial owners of 5 percent or more of any class of the issuer's securities:

Mr. Arthur Cheng-Hsin Wu is a shareholder of the Company (See Item 1(d) above.

f. promoters of the issuer:

None

g. affiliates of the issuer:

Mr. Arthur Cheng-Hsin Wu is a shareholder of the Company (See Item 1(d) above.

h. counsel to the issuer with respect to the proposed offering:

Cohen & Czarnik LLP, 140 Broadway, 36th Floor, New York, New York 10005 Attention: Stephen J. Czarnik, Esq.

i. each underwriter with respect to the proposed offering:

There is no underwriter. Issuer is selling securities.

j. any underwriter's directors:

Not Applicable

k. the underwriter's officers:

Not Applicable

l. the underwriter's general partner's:

Not Applicable

m. counsel to the underwriter:

Not Applicable

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities are to be offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Issuer will market and sell the shares solely to investors known to the directors of the issuer.

ITEM 5. Unregistered Securities Issued or Sold within one year

There have been no sales of unregistered securities within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) the name of such issuer; **VitaBio Inc.**

Names/Identities of Persons to whom Securities Issued	Title of Security COMMON	Amount of Securities Issued	Issue Date	Aggregate Price of Security
Abdulmajid Sharif	Common	100,000	11/30/2006	$ 10.00
Suzanne Charlebois	Common	100,000	11/30/2006	$ 10.00
Hrair Helkonian	Common	50,000	11/30/2006	$ 5.00
Arthur Cheng-Hsin Wu	Common	9,750,000	11/30/2006	$ 975.00
TOTAL Common shares		10,000,000		$ 1,000.00

(2) the title and amount of securities issued;

See Table in Item 5 (1) above.

(3) The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; (4) the names and identities of the persons to whom the securities were issued.

See Table in Item 5 (1) above.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

See Table in Item 5 (1) above.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not Applicable

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.

Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

Item 1. Cover Page

(a) Name of Issuer: VitaBio, Inc.

(b) The Mailing address of the issuer's principal executive office: 1329 Hwy 395N, Suite 10-289, Gardnerville, NV 89410,
Tel: (775) 552-9817

(c) Date of Offering Circular: September 19, 2007

(d) Description and amount of securities offered:

Common Stock: As of the date of this registration statement, there were 10,000,000 (Ten Million) shares of Common Stock outstanding that were held of record. There will be a maximum of Four Hundred Ten Million (410,000,000) shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

(e) The Statement required by Rule 253:

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

(f) The Table(s) required by Item 2:

	Price to public	**Underwriting discount and commissions [1]**	**Proceeds to issuer or other person***
Per Unit	$0.01	N/A	$0.01
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	400,000,000		
Total	$4,000,000.00	N/A	$4,000,000.00

(g) The name of the underwriter(s): None

(h) Any materials required by the law of any state in which the securities are to be offered:

The securities are to be offered in states that allow an exemption to the registration of such securities offered within such state.

(i) Material risks in connection with the purchase of securities:

See section entitled "Risk Factors"
(j) Approximate date of commencement of proposed sale to the public: October 15, 2007.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE RISK FACTORS BELOW THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[] Has never conducted operations.
[X] Is in the development stage.
[] Is currently conducting operations.
[] Has shown a profit in the last fiscal year.
[] Other (Specify):
(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 400,000,000 shares, all excess subscriptions will be

promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED SHARES FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

	Page
Item 2. Distribution Spread	1
Item 3. Summary	1
Risk Factors	2
Dilution	9
Item 4. Plan of Distribution	9
Item 5. Use of Proceeds	10
Item 6. Description of Business	12
Item 7. Description of Property	21
Item 8. Directors, Executive Officers and Significant Employees	22
Item 9. Remuneration of Directors and Executive Officers	24
Item 10. Security Ownership of Management and Certain Security Holders	24
Item 11. Interest of Management and Others in Certain Transactions	26
Item 12. Securities being Offered	26
Management Discussion and Analysis of Financial Condition and Results of Operations	28
Part F/S Financial Statements Consolidated Balance Sheet as of June 30, 2007; Consolidated Statement of Operations for the period ended June 30, 2007; Consolidated Statement of Cash Flows for the period ended June 30, 2007. Notes to Financial Statements. Consolidated Balance Sheet as of December 31, 2006 Consolidated Statement of Operations for the years ended December 31, 2006 Consolidated Statement of Cash Flows for the years ended December 31, 2006 Notes to Financial Statements.	28
1. Articles of Incorporation of the Company 2. Amendment to the Articles of Incorporation of the Company - None 3. By-Laws of the Company 4. Agreement to Assign Patents and Patent Applications	

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 81 pages.

Item 2. **Distribution Spread**

	Price to public	Underwriting discount and commissions [1]	Proceeds to issuer or other person*
Per Unit	$0.01	N/A	$0.01
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	400,000,000		
Total	$4,000,000.00	N/A	$4,000,000.00

Item 3. **Summary of Information Risk Factors and Dilution**

Summary

Exact corporate name: VITABIO, INC.
State and date of incorporation: Nevada, November 30, 2006
Street address of principal office: 1329 Hwy 395N Ste. 10-289, Gardnerville, NV 89410
Company Telephone Number: (775) 552-9817
Fiscal year: December 31

Person(s) to contact at Company with respect to offering: Billie Cnudde
Telephone Number (if different from above): 989-891-0500 ext.111

VitaBio, Inc. ("Vitabio" or the "Company") is a Nevada corporation incorporated in November 2006 to develop and commercialize new technologies that are economically and environmentally sound, in the remediation services business. Vitabio's objective is to become the leading bioremediation company worldwide.

VitaBio has developed unique bioremediation technologies and products that serve the environmental field by assisting industries to clean up hazardous and non-hazardous waste and by utilizing the Company's proprietary "second fermentation" technology, convert oily and/or industrial sludge into organic fertilizer.

At this time, the Company is not engaged in the commercial sale of any of its technologies. Its operations to date have been limited to developing the technologies, conducting limited product marketing, and testing the technologies for commercial use. The Company has conducted various internal tests on these products to determine the commercial viability of the underlying technologies. As a result of such testing, the Company believes that the products are commercially ready for use. The Company can not predict whether it will be successful in commercializing its products and services.

VitaBio has developed three areas of business all of which is interlinked but can be operated as separate businesses/units:

Environmental Services

- Sludge Treatment
- Environmental Cleaning
- Contracted Environmental Services

Resources Recovery

- Bitumen/Asphalt Material Supply
- Plastic Materials Recycling

Agriculture

- Crop Growing and Fertilizer
- Aquaculture
- Animal Farming

VitaBio plans to establish regional sludge treatment facilities across the Asia-Pacific region. The Company initially intends to build an integrated facility in Indonesia to treat sludge materials including chemical sludge and oily sludge for the Indonesian domestic market as well as the Asian-Pacific market in general.

Mr. Arthur Wu (and Ms. Sabrina Chen with respect to US patent 5,411,714), are currently listed as the owners of the below listed patents. Once the Company (VitaBio) has completed the offering process, Mr. Wu (and the co-inventor Ms. Sabrina Chen with respect to US patent 5,411,714) have agreed to assign all patents to the Company (VitaBio).

- Thermal Conversion Pyrolysis System, US patent: 5411714, Taiwan patent: 00221485. This patent describes a technology to convert waste tire, rubber, plastic materials, and asphalt materials into oil.
- Aromatic Chemicals Capture and Removal from wasted water and sludge, Taiwan patent: 00494088 (July 2002). This patent describes a technology to capture and to remove toxic substitutes such as aromatic chemicals. Within the category of aromatic chemicals, major concerns are Dioxins that are generated from incineration and Agent Orange that was used during the Vietnam War period.
- Heavy metals stabilized and removal from soil, Taiwan patent: I 237583 (August, 2005). This patent describes a technology to stabilize and remove the heavy metal particles from soil.
- Downwash Process Bioremediation System is in patent filing status in Taiwan (July 2006). This document describes a technology to be effective and efficient to remove and decompose the oily materials from soil and sludge materials.

The following patents and patent-pending technologies and will be assigned to VitaBio after the Offering is effective:

- Thermal Conversion Pyrolysis Reactor System (US patent 5,411,714)
- Aromatic Chemical Capture and Removal from wastewater and sludge (Taiwan Patent 00494088, July 2002)
- Heavy metals stabilized and removal from soil. Taiwan patent I 237583 (August 2005)
- Downwash Process Bioremediation System (US patent-pending, US11/505,181). See files (Pat_9_2006_page1.jpg, Pat_9_2006_page2.jpg)
- Air Pollutants Reduction System (US patent pending, US11/505,071). See files (Pat_9_2006_page4.jpg, Pat_9_2006_page5.jpg)

The Company is a Nevada corporation with corporate headquarters at 1329 Hwy 395N Ste. 10-289, Gardnerville, NV 89410 Tel: (775) 552-9817.

A maximum of 400,000,000 common shares are being offered to the public at $0.01 per share. There is no minimum.

A maximum of $4,000,000 will be received from the offering. The insiders will hold 10,000,000 shares. This means that about 97.56% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.0001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company.

Risk Factors

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk factors relating to the Company and its Business:

High Risk Factors

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Prospectus.

The Offering is made on a "best effort" basis, there can be no assurance that any or all of the Shares will be sold: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company has No Operating History. There is no assurance that we will be profitable in the future: The Company has no operating history. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new business in the hazardous waste management industry. The Company may continue to incur substantial operating losses even if it begins to generate revenues from its operations. The Company's future operating results will depend on many factors, including:

- its ability to raise adequate working capital;
- success of its research and development;
- demand for bioremediation services;
- the level of its competition;
- its ability to attract and maintain key management and employees; and
- its ability to efficiently develop and produce bioremediation solutions while maintaining quality and operating costs.

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, the actual results may differ substantially from those that are currently anticipated.

We are dependent upon the success and market acceptance of Bioremediation Products. The failure of the Bioremediation Products market to develop as we anticipate, would adversely affect our business: The Company's success is largely dependent on increased market acceptance of bioremediation solutions. Potential customers for bioremediation systems may be reluctant to adopt bioremediation systems as an alternative to more traditional sludge treatment systems that are available in the market. If general acceptance of bioremediation solutions does not continue to grow, then the Company's revenues may be significantly reduced.

We may incur substantial costs enforcing our patents, defending against third-party patents, invalidating third-party patents or licensing third-party intellectual property, as a result of litigation or other proceedings relating to patent and other intellectual property rights: The Company considers its technology and procedures proprietary. In particular, the Company depends substantially on its patent for the technology involved in its products. If the Company is unable to adequately protect or enforce the proprietary aspects of its technology, competitors could be able to access its proprietary technology and imitate its products. The Company protects its intellectual property through a combination of patent, copyright, trademark and trade secret laws, third party nondisclosure agreements and similar means. Despite these efforts, other parties may attempt to disclose, obtain or use these technologies or independently develop products that are substantially equivalent or superior to the Company's products or designs that circumvent the Company's patents.

The Company may be notified of claims that it has infringed a third party's intellectual property. Even if such claims are not valid, they could subject the Company to significant costs. In addition, it may be necessary in the future to enforce the Company's intellectual property rights to determine the validity and scope of the proprietary rights of others. Litigation may also be necessary to defend against claims of infringement or invalidity by others. An adverse outcome in litigation or any similar proceedings could force the Company to take actions that could harm its business. These include: (i) ceasing to use products that contain allegedly infringing property; (ii) obtaining licenses to the relevant intellectual property which the Company may not be able to obtain on terms that are acceptable, or at all; (iii) indemnifying certain customers or strategic partners if it is determined that the Company has infringed upon or misappropriated another party's intellectual property; and (iv) reformulating products that embody allegedly infringing intellectual property. Any of these results could adversely affect the Company's business, financial condition and results of operations. In addition, the cost of defending or asserting any intellectual property claim, both in legal fees and expenses, and the diversion of management resources, regardless of whether the claim is valid, could be significant.

If we fail to comply with government laws and regulations it could have a materially adverse effect on the Company: The environmental remediation business is subject to substantial regulations promulgated by governmental agencies, including environmental protection agencies, various regional or state agencies and local authorities. Government, state and local environmental laws and regulations, govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage, and disposal of hazardous materials and the remediation of contaminated sites. The Company's business will involve working around and with volatile, toxic and hazardous substances and other highly regulated materials, the improper characterization, handling or disposal of which could constitute violations of government, state and local laws and regulations and result in criminal and civil liabilities. Environmental laws and regulations generally impose limitations and standards for certain pollutants or waste materials and require permits and compliance with various other requirements. Governmental authorities may seek to impose fines and penalties on the Company, or revoke or deny issuance or renewal of operating permits, for failure to comply with applicable laws and regulations. The Company will also be exposed to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such substances or materials.

If we fail to obtain and maintain government and state license, permits, approvals or authorizations it could result in the closure of our facilities: Certain aspects of the environmental

industry are highly regulated. The Company may be required to have government, state and local governmental licenses, permits and approvals for its facilities and services. The Company cannot be certain as to the successful outcome of any application for any such license, permit or approval. In addition licenses, permits and approvals once granted may be subject to revocation or modification under a variety of circumstances. In addition, the Company may be required to obtain additional operating licenses, permits or approvals if new environmental legislation or regulations are enacted or promulgated or existing legislation or regulations are amended, reinterpreted or enforced differently than in the past. Any new requirements that raise compliance standards may require the Company to modify its procedures and/or technologies to conform to more stringent regulatory requirements. Failure to comply with the conditions of, applicable licenses, permits or approvals could adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to continue to comply with all of the applicable environmental and other regulatory requirements.

The microbial remediation portion of the business is largely unregulated. As this business grows it is likely that government regulation will increase. The Company cannot predict how the regulations may evolve or whether they may require increased capital and/or operating expenditures to comply with the new regulations.

Insurance costs may be significant. If the cost of carrying insurance continues to increase significantly, this could have an adverse impact on the Company's financial condition: Environmental remediation operations may expose the Company's employees and others to dangerous and potentially toxic quantities of hazardous products. Such products can cause cancer and other debilitating diseases. Although the Company will take extensive precautions to minimize worker exposure and has not experienced any such claims from workers or others, there can be no assurance that, in the future, it will avoid liability to persons who contract diseases that may be related to such exposure. Such persons potentially include employees, persons occupying or visiting facilities in which contaminants are being, or have been, removed or stored, persons in surrounding areas, and persons engaged in the transportation and disposal of waste material. The Company may also be exposed to liability from the acts of its subcontractors or other contractors on a work site. The costs related to obtaining and maintaining workers compensation, professional and general liability insurance and health insurance has been increasing. If the cost of carrying this insurance continues to increase significantly, this could have an adverse impact on the Company's financial condition.

The markets in which we operate are highly competitive, and many of our competitors have significantly greater resources than we do: Many of the Company's current and potential competitors may have longer operating histories and may have significantly greater financial, distribution, sales, marketing and other resources, as well as greater name recognition and a larger distribution base, than the Company. As a result, they may be able to devote greater resources to the development, promotion, sale and support of their products and services than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results or financial condition.

Our principal shareholder has significant influence over our company which could make it impossible for the public stockholders to influence the affairs of the Company: Immediately after the closing of this Offering, assuming that the maximum of securities offered hereby are sold, 2.38% of the outstanding Common Stock will be held by a principal shareholder of the Company, Mr. Wu. Thus, the present majority stockholder, Mr. Wu, will be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of significant corporate transactions. This could make it impossible for the public stockholders to influence the affairs of the Company.

General economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition: The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting consumer spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

There can be no assurance that all or any of the shares will be purchased which could limit our ability to execute our growth strategy, resulting in a slower rate of growth: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Shares will be sold. In addition, no escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company plans an ambitious development program that may require the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition and results of operations. If additional funds are needed to produce and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success. The Company's capital requirements have been and will continue to be significant. Management plans to increase the Company's research, development and marketing efforts. The Company has no current arrangements with respect to sources of additional financing and there can be no assurance that the Company will be able to obtain additional financing on terms acceptable to the Company.

Because there is no public trading market for our common stock, you may not be able to resell your stock and, as a result, your investment is illiquid: Following the Offering, the Company is a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

Investors will incur an immediate dilution from the public offering price: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $0.01 per share of Common Stock, assuming that all offered shares are sold. If less than the maximum is sold, the dilution will increase to approach a limit of $0.0097 per share.

Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 410,000,000 shares of Common Stock to be outstanding following this offering, 10,000,000 shares were issued to the Company's existing shareholder in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities. As of this date, Mr. Arthur Cheng-Hsin Wu, owns Nine Million, Seven Hundred Fifty Thousand (9,750,000) shares of common stock of the Company (97.50% of the total issued and outstanding in common shares). Mr. Arthur C. Wu is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144. As of this date, Mr. Abdulmajid Sharif, President, CEO and Director of the Company, owns One Hundred Thousand (100,000) shares of common stock of the Company (1% of the total issued and outstanding in common shares). Mr. Abdulmajid Sharif is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144. As of this date, Ms. Suzanne Charlebois, Secretary, Treasurer & Director of the Company, owns One Hundred Thousand (100,000) shares of common stock of the Company (1% of the total issued and outstanding in common shares). Ms. Suzanne Charlebois is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144. Mr. Hrair Melkonian, Shareholder of the Company, owns Fifty Thousand (50,000) shares of common stock of the Company (0.50% of the total issued and outstanding in common shares). Mr. Hrair Melkonian is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144.

Underwriters' if they participate in the market could significantly influence the price and liquidity of the common stock: The Company does not at present have an underwriter and no underwriters have advised the Company that they intend to make a market in the Common Stock after the offering or otherwise to effect transactions in the Common Stock. Market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The price and liquidity of the common stock may be significantly affected by the degree, if any, of underwriters' participation in such market.

We do not anticipate paying any dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

There is no assurance of an established public trading market, which would adversely affect the ability of our investors to sell their securities in the public market: Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined arbitrarily and may not be indicative of the market price of the Common Stock after this Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the lighting and/or software industry, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of technology companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In

the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results or financial condition.

Our common stock may be subject to "penny stock" rules which may be detrimental to investors: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our common stock: Sales of a substantial number of shares of Common Stock in the public market after this Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

The Company's future capital needs are uncertain. The Company may need to raise additional funds in the future and these funds may not be available on acceptable terms or at all: There can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

Dilution

As of June 30, 2007, the Company had a net pro forma net tangible book value of $ 1,000.00, or approximately $(0.0001) per share of Common Stock. "Net tangible book value" represents the amount of tangible assets less total liabilities. Without taking into account any other changes in the net tangible book value after June 30, 2007, other than to give effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial offering price of $0.01 per share and without deducting discounts and estimated offering expenses, the pro forma net tangible book value of the Company as of June 30, 2007 would have been $401,000.00, or $0.01 per share. This represents an immediate increase in net tangible book value of $ 0.010 per share to existing stockholders and an immediate dilution in net tangible book value of $ 0.0097 per share to purchasers of Common Stock in the Offering. Investors participating in this Offering will incur immediate, substantial dilution. This is illustrated in the following table:

Assumed initial offering price per share ... $0.01
Pro forma net tangible book value per share as of June 30, 2007........ $0.0097
Increase per share attributable to new investors.................................$0.0003
Dilution per share to new investors ...$0.0097

Item 4 Plan of Distribution

The Company and its directors and officers will attempt to place the shares offered herein at a price of $0.01 per share. In that event, no commissions will be paid.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 400,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Item 5 Use of Proceeds

Because there is no minimum to this offering, the possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the Company will continue its development of its business plans but the implementation of these plans will likely be substantially delayed due to a lack of funds and the Company may seek additional financing in order to execute its business plans. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $4,000,000, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold.

The following description represents the Company's best estimate of its allocation of the net proceeds of this Offering based on the Company's current plans and estimates regarding its anticipated expenditures. The Company will use the proceeds of this Offering as set forth herein however, any material modifications from these Use of Proceeds shall be subject to the prior approval of the majority of the investors that purchased stock in the Company pursuant to this Offering.

DESCRIPTION	AMOUNT	PERCENTAGE
Working Capital	$1,000,000	25%
Lease of Office Space	$300,000	7.5%
Construction of Sludge Treatment and Business Facility in Indonesia and Purchase of Equipment	$1,500,000	37.5%
Research & Development for New Product	$820,000	20.5%
Marketing/Advertising/Promotion	$230,000	5.75%
Legal/Accounting/Professional Fees	$150,000	3.75%
Total Use of Proceeds*	$4,000,000	100.0%

1. Working Capital. The Company plans to commercialize and expand its product line, staff, facilities and equipment. Working capital will support the administration and management of the development of its bio-remediation range of products and services and the marketing thereof.

2. Leasing Offices Space. The Company will seek to expand the Company both domestically and internationally. The Company anticipates leasing office facilities in the United States, Taiwan, and China. This expansion will allow the Company to offer its proprietary products globally.

3. Construction of Sludge Treatment and Business Facility in Indonesia and Purchase of Equipment. The Company will seek to establish regional sludge treatment business facilities in the Asia-Pacific region. The company intends to build an integrated facility in Indonesia to treat sludge materials including chemical sludge and oily sludge for the Indonesian domestic market as well as the Asian-Pacific market.

4. Research & Development for New Product. The Company anticipates expanding its research and development staff by developing new and innovative products.
5. Marketing/Advertising/Promotion. The Company anticipates hiring marketing staff or a public relations firm to enhance its marketing effort.

6. Professional Fees. The Company anticipates incurring legal, accounting and financing fees to complete the Offering. Additionally, the Company anticipates incurring additional fees to consultants who will assist the Company in its operational and financial endeavors.

Item 6 The Business of the Company

VitaBio, Inc. ("Vitabio" or the "Company") has developed unique bioremediation technologies and products that serve the environmental field by assisting industries to clean up hazardous and non-hazardous waste and by utilizing the Company's proprietary "second fermentation" technology, convert oily and/or industrial sludge into organic fertilizer. At this time, the Company is not engaged in the commercial sale of any of its technologies.

Bioremediation can be defined as any process that uses microorganisms, fungi, green plants or their enzymes to return the environment altered by contaminants to its original condition. Bioremediation may be employed to attack specific soil contaminants, such as degradation of

chlorinated hydrocarbons by bacteria. An example of a more general approach is the cleanup of oil spills by the addition of nitrate and/or sulfate fertilizers to facilitate the decomposition of crude oil by indigenous or exogenous bacteria.

Management believes that the advantages of its bioremediation technologies and products are:

- Cost effective clean up remediation operation
- On-site application clean up of entire area including ground water
- Decomposition of hazardous and toxic chemical contaminants
- Environmentally safe operation

Additionally, VitaBio has successfully developed a "second fermentation" technology that is capable of converting oily and/or industrial sludge into organic fertilizer. This technology is able to convert oily sludge that previously was considered hazardous waste into a resource reusable form.
VitaBio plans to establish regional sludge treatment business facilities in the Asia-Pacific region. The Company intends to build an integrated facility in Indonesia to treat sludge materials including chemical sludge and oily sludge for the Indonesian domestic market as well as the Asian-Pacific market. VitaBio currently has received interest in environmental services from the Municipal of Central Lombok County and Korea.

VitaBio previously worked with Exxon-Mobile of Indonesia as the technical provider to construct one bioremediation facility at Aceh, Indonesia during 2003. The facility met Exxon-Mobile expectations for environmental objectives, thus, validating VitaBio's technical know-how. The Company became the leading bioremediation technical provider after completing this project. However, the Aceh area was heavily damaged by the Tsunami disaster and Exxon-Mobile decided to abandon oil/gas exploration activities in that area.

The actual project contract was signed between PPLI (Pt Prasadha Pamunah Limbah Industri), an environmental service company registered in Indonesia with EMOI (Exxon – Mobil of Indonesia, Inc.). At that time, Arthur Wu worked as a technology consultant to provide VitaBio's technology through PPLI to Exxon-Mobil Aceh oil bioremediation project in order to demonstrate this innovated bioremediation technology, since it was first of its kind in the world at that time. The project finished the first phase and the key technology has been validated, but sequent phases did not continue due to Tsunami disaster happened in that area.

Government Regulation

Various environmental protection laws have been enacted and amended in response to public concern over the environment. The Company's bioremediation operations may be subject to these evolving laws and the implementing regulations. The Company believes, however, that the requirements of these laws may ultimately contribute, in a number of respects, to the demand for its services. These laws regulate the management and disposal of wastes, control the discharge of pollutants into the air and water, provide for the investigation and remediation of contaminated land and groundwater resources and establish a pollution prevention program. In the United States, various states have implemented environmental protection laws that are similar to the applicable federal laws and, in addition, states may require, among other things, permits to maintain existing or construct additional facilities, if necessary. Entrance, and therefore competition, in the contaminated materials remediation business is limited, in part, by the requirement to obtain permits from environmental authorities to treat soils contaminated with chlorinated hydrocarbons, including PCBs.

If the Company constructs a bioremediation site in South East Asia, it will be required to obtain permits and meet government environmental compliance standards. The costs of obtaining permits and complying with such standards could be significant and might have a material adverse effect on the viability of expanded remediation operations.

United States

The proliferation of laws over the past decade in the United States which restrict the land filling of hazardous wastes has significantly increased the North American market for the remediation of contaminated materials. The demand for remediation services and type of remediation required depends in part upon the laws of jurisdiction where the contaminated materials are located. Restrictions in the United States e.g. Environmental Protection Agency's restrictions on the land filling of pentachlorophenol and other persistent organic pollutants, such as dioxins and furans in United States landfills, has resulted in owners of certain U.S. waste sites seeking alternative treatment solutions for their hazardous waste. In addition, U.S. regulations discourage PCBs with concentrations over 50 parts per million from crossing the U.S. border.

Although the Company has not yet accessed the U.S. market, the Company believes that as environmental clean-up becomes more important, these and other similar regulations will become more strictly enforced which will be a significant opportunity for the Company.

South East Asian Region

In the Far-East Asian region, Japan, Korea, and Taiwan, the respective local EPAs heavily regulate the sludge materials including oily sludge and chemical sludge. All of the oil refinery facilities have their own incineration operations, but their operational costs are relatively high. Their priority is to pare down their sludge treatment cost opening the door for a business opportunity for VitaBio. Although there is certain small-scale environmental service companies located in Japan and Korea to process local chemical sludge, a large number of them use illegal dumping of sludge materials. With competition from VitaBio these companies will not be able to compete in the marketplace. The Company's technical know-how, business scale, and business model will be unique in the Asian-Pacific region providing a golden opportunity to establish the Company's business and promote future growth.

In China, there are 10 regional oil refineries to service the entire area and they have minimal if any technical knowledge regarding the operational concepts relating to the handling of sludge problems. A large portion of these sludge materials are dumped into landfills resulting in the pollution of the underground water system. VitaBio has made preliminary contact with them regarding the environmental issues involved in treatment and disposal of sludge materials. The company is awaiting the decision of Indonesia concerning the proposed VitaBio sludge project.

Raw Materials and Suppliers

The company is not dependent on, nor expects to become dependent on, any one or a limited number of suppliers for essential raw materials or other items. Raw materials are obtained on an as-needed basis and the Company does not anticipate any problems with obtaining all necessary materials in the future.

Intellectual Property

The Company has significant intellectual property.

Patents

Mr. Arthur C. Wu (and Ms. Sabrina Chen with respect to US patent 5,411,714), have been issued the following patents.

Once the Company (VitaBio) has completed the offering process, Mr. Wu (and the co-inventor Ms. Sabrina Chen with respect to US patent 5,411,714) have agreed to assign all patents to the Company (VitaBio).

Regarding the VITABIO US trademark under class 001, at that time of filing, VitaBio, Inc. was not yet incorporated. The ACTSI (Advanced Concept Thermal System, Inc.) was 100% owned by Arthur Wu. Therefore he used ACTSI to market the thermal pyrolysis for tire and rubber treatment and developed the biotech VitaBio enzyme-based products. The ACTSI has been dissolved officially in December 2006. The trademark will convert the ownership into the Company (VitaBio).

- Thermal Conversion Pyrolysis System, US patent: 5411714, Taiwan patent: 00221485. This patent describes a technology to convert waste tire, rubber, plastic materials, and asphalt materials into oil.
- Aromatic Chemicals Capture and Removal from wasted water and sludge, Taiwan patent: 00494088 (July 2002). This patent describes a technology to capture and to remove toxic substitutes such as aromatic chemicals. Within the category of aromatic chemicals, major concerns are Dioxins that are generated from incineration and Agent Orange that was used during the Vietnam War period.
- Heavy metals stabilized and removal from soil, Taiwan patent: I 237583 (August, 2005). This patent describes a technology to stabilize and remove the heavy metal particles from soil.

The Company has applied for the following patents:

- Downwash Process Bioremediation System is in patent filing status in Taiwan (July 2006). This document describes a technology that is an advanced version from Exxon-Mobil Sludge Treatment Project, located at Aceh, Indonesia. The new process is more efficient and effective in removing and decomposing the oily materials from soil and sludge. The process time will be cut by ¼ to ⅓ with this new technology. This technology provides a major lead in remediation.

The Exxon-Mobil sludge Treatment Project demonstrated one thing. In the past, the sludge treatment was thought that it was technology unachievable to do bioremediation on a large scale. Mr. Wu developed a more advanced second generation of bioremediation technology which created a quicker process time. It is estimated the time required can be cut to one-fourth to one-third. Thus reducing the project cost and increasing profitability.

The importance of Downwash Process Bioremediation System is that this system can combine all prior know-how and experience together. The downwash bioremediation actually can be the combination of (a) sludge bioremediation in a shorter project cycle, (b) aromatic chemical capture and removal, (c) heavy metal stabilized and removal. Together, it has an increased technology advantage compared with other potential competitors.

Trademarks

The Company has been issued the following trademarks in various countries worldwide.

- VITABIO, US trademark: 75877558 (December 1999)
- VITABIO, Taiwan trademark: 088025171 (August 2000)
- VITABIO, China trademark: 1464170 (October 2000)
- VITABIO, Republic of Korea trademark

Thermal Conversion Pyrolysis Reactor System

This technology is used to thermally decompose rubber and waste tire into oil and other residue without actual burning rubber materials. This technology also can be applied to thermally decomposed hazardous chemicals such as Dioxin and PCB. This technology also can be used as part of the process in the bio-fuel production to extract oil compound from bio-waste materials.

Aromatic Chemical Capture and Removal from wastewater and sludge

This bio-chemical technology is used to capture toxic materials such as Dioxin and PCB from wastewater and sludge, and remove the toxic materials from waste stream. When this technology combines with Thermal Conversion Pyrolysis Reactor system, the combined technology can totally destruct the toxic materials.

Heavy metals stabilized and removal from soil.

This technology is used to stabilize the heavy metals such as Chromium, lead, Copper, and other heavy metals from soil. And subsequently remove them from soil.

Downwash Process Bioremediation System

This technology includes two portions. One is to biologically decompose oil sludge or other hazard materials. Second is to convert oily sludge in a more efficient fashion as explained in Answer-6. This technology also can lead to construction of a deployable system in a contaminated field to perform underground oil leakage bioremediation.

Air Pollutants Reduction System

This technology is used to remove and covert air pollutants (carbon dioxide, NOx and SOx) from ambient air as well as emission exhaust from factories.

- VITABIO, Vietnam

Research and Development

The Company spent approximately US$0.00 on research and development in the last fiscal year and expects to spend US$500,000 this year. The Company spent approximately 0% of its fiscal year 2006 revenues on research and development.

The Company is short in capital in the continuous R&D. Therefore Mr. Wu did not do the field test in order to conserve expenses, instead to use computers to do computational simulation, and parameters and performance estimation. After offering, the Company will continue to do the R&D and build demo and production units for sales and marketing.

Sales

At this time, the Company is not engaged in the commercial sale of any of its technologies. Its operations to date have been limited to developing the technologies, conducting limited product marketing, and testing the technologies for commercial use. The Company has conducted various internal tests on these units to determine the commercial viability of the underlying technologies. As a result of such testing, the Company believes that the products are commercially ready for use. The Company can not predict whether it will be successful in commercializing its products and services.

Staffing

As of September 1, 2007, the Company had 1 full time employee.

There are no collective bargaining agreements between the company and its employees.
The Company does not have any supplemental benefits or incentive arrangements for employees at the present time. Such benefits and arrangements will be considered and developed over the next 12 months

The Company anticipates that in the next 12 months it will need to increase its number of employees to the following level:

Administrative	3	to 5
Marketing	3	to 5
R & D	3	to 5
Operations	20	to 60

Principal Location

The Company is a Nevada corporation with corporate headquarters at 1329 Hwy 395N Ste.10-289, Gardnerville, NV 89410

Litigation

The Company is not a party to any material legal proceeding.

Business Strategy

The Company's primary objective is to:

(i) continue to develop its product and services e by utilizing its strong research and development capabilities to develop and commercialize new and existing technologies that are economically and environmentally sound, for the removal of industrial waste.

(ii) to build an integrated facility in Indonesia to treat sludge materials including chemical sludge and oily sludge for the Indonesian domestic market as well as the Asian-Pacific market in general.

(iii) expand its distribution channels internationally by utilizing both direct and indirect sales organizations.

The Company expects to be profitable by the end of fourth quarter of the fiscal year of 2007. The developed technologies and experience accumulated in the past, particularly in the environmental field, will have great demand in the coming near future.

Industry Overview

This remediation industry comprises establishments engaged in: (1) remediation and cleanup of contaminated buildings, mine sites, soil, or ground water; (2) integrated mine reclamation activities, including demolition, soil remediation, waste water treatment, hazardous material removal, contouring land, and revegetation; and (3) asbestos, lead paint, and other toxic material abatement.

The Company is developing a system to reduce carbon dioxide in the atmosphere, adding to the global warming pandemic. This system will be available for use in the commercial, industrial and residential areas. Several other projects underway involve destroying asbestos (asbestos removal is required in the US, Canada, Japan and other European countries) by an acid soaking method to destroy the asbestos chemical bound between magnesium oxide/hydroxide and silicates. Removal of magnesium oxide/hydroxide by magnetic forces, the treated asbestos material is no longer chrysotile asbestos. The treated asbestos material is destroyed further by breaking chemical silicate compound through chemical fixation. Then a neutralizing agent is used to balance the pH. The final result is an inert material for construction; destroying dioxin prime market is Japan municipal waste incinerators~over 1800 incinerators to burn over 50 million tons of garbage annually. Estimated is 50,000 to 70,000 tons of chimney dust containing

dioxin) by combining biochemical and thermal pyrolysis destruction to collect and destruct Dioxin contents in soil and ashes. A similar technology was used to successfully handle the Agent-Orange polluted soils in Vietnam; bioremediation of oily sludge (oil companies in Asia-Pacific regions and Middle East Asia do not have proper remediation facilities for oily sludge treatment relocation of US military base in Korea resulting in old base oil contamination clean-up) by combining biological and biochemical treatment. This technique was used in Exxon-Mobile oil field in Indonesia and was the biggest oily sludge bioremediation facility in the Asia-Pacific region; extracting asphalt (road construction in China demands more than one million tons of imported asphalt and related products annually), by extracting materials from bitumen mines located in Indonesia to make asphalt and asphalt modifiers, which is a solid particle type material used to improve petrochemical asphalt; treatment of river wastewater (most of the rivers and lakes in China, Vietnam, Thailand, Indonesia and India are polluted), by implementing a Built-In Natural Environmental Treatment (BINET) at the top of the river to take care of river wastewater and sludge that results from the industrial wastewater discharges that run directly into the rivers and lagoons.

History of Bioremediation

Naturally-occurring bioremediation and phytoremediation have been used for centuries. For example, desalination of agricultural land by phytoextraction has a long tradition. Bioremediation technology using microorganisms was reportedly invented by George M. Robinson. He was the assistant county petroleum engineer for Santa Maria, California. During the 1960's, he spent his spare time experimenting with dirty jars and various mixes of microbes.

Bioremediation technologies can be generally classified as *in situ* or *ex situ*. *In situ* bioremediation involves treating the contaminated material at the site while *ex situ* involves the removal of the contaminated material to be treated elsewhere. Some examples of bioremediation technologies are bioventing, land farming, bioreactor, composting, bioaugmentation, rhizofiltration, and biostimulation.

The Company holds one fundamental know-how in biotechnology. That is, know how to produce a concentrate of soil-born beneficial and diversified microorganisms in a consistent quality. It may sound easy. But in reality, trying to mix various kinds of microbes and stay in a dormant status is still a work of art, not a pure science, because nature is more complex than human being can comprehend. Once the basic is understood, this know-how becomes the foundation for developing other related technologies.

In agriculture, the microbes and enzymes are used as the soil builder to restore ecological balance in the soil, the direct benefits to farmers are to improve the crop yields and reduce pathogens. In aquaculture, the microbial and enzyme-based products are used to reduce the aqua waste and nitrate in the water. The direct benefits are to increase aqua animals production and reduce disease. In wastewater treatment, the soil-born microorganisms are used to break down hydrocarbon materials in aerobic and anaerobic operation.

All business fields mentioned above (agriculture, aquaculture, and wastewater) are experiencing to use biotechnology to increase productions or improve products' quality. Some companies in US and worldwide provide similar products, but management believes this Company can do better due to its understanding of more basic, and also based on the extensive field tests that have been done in the past.

For bioremediation, there are two aspects in there. One is to degrade hazard oily sludge in large scale. The other is to improve the efficiency. That means to shorten project cycle time.

Oily sludge contains lots of petroleum hydrocarbon materials. In generally, the terminology TPH (Total Petroleum Hydrocarbon) is used to categorize these materials. When mixing microbes into oily sludge, some TPH compounds will harm microbes. Additionally TPH is not the natural food source for microbes, so the microbes have no any motivation to eat or decompose the TPH. There are numerous researches around world that have tried to use microbes to decompose oily sludge. In the lab scale, it may look fine with some results, but in a large scale, it would be difficult due to the nature of microbes do not like to eat TPH, and we just can not force microbes to eat those unpleasant foods (TPH).

The major break-through about the Exxon-Mobil bioremediation project was that I found a way to let microbes consume TPH. The sludge field initially is applied large amount of biochemical materials as nutrients that are used to stabilize the TPH, and reduce the toxicity with respect to microbes. Therefore when microbes are inoculated into oily sludge field, the biochemical materials initially mixed in there become food source for microbes. So the population of microbes can grow without loosing the diversity. You need to have diversified microorganisms, not single species, to perform proper bioremediation. When microbes consume the biochemical materials, microbes also consume the mixed TPH. This achieves the purpose to decompose TPH in the oily sludge.

Before the Exxon-Mobil bioremediation project, engineers and scientists did not consider bioremediation a feasible application to oily sludge due to unsuccessful attempts. However, Vitabios' creative concept demonstrated the bioremediation feasibility through actual scale operation. This creative concept leads to a new environmental service field, because the traditional sludge treatment is based on incineration that is expensive and outdated.

The actual field sludge bioremediation needs to add in a proprietary organic formula that can be used as a stabilizing agent to TPH, but also can be the initial nutrient source for microorganisms to let microorganisms populate in that particular environment. Other parameters such as temperature, moisture content, oxygen concentration and N/C ratio (Nitrogen to Carbon ratio) are also important in order to have a successful bioremediation operation.

Based on the above experience, an even better technology (downwash bioremediation) is developed. This technology utilizes mechanical means to speed up the degradation and shorten the time required for treatment cycle. The bioremediation can have a more cost and competitive advantage. The downwash bioremediation system also can combine other know-how and technology that Vitabio has developed in the past, such as (a) aromatic chemical capture and removal, (b) heavy metals stabilized and removal. Therefore a portable system can be delivered to the contaminated site or storage site to perform bioremediation for a relatively smaller project.

The downwash bioremediation is a technology to improve biodegradation efficiency. Since the levels of TPH in the sludge verse the treatment time is not linear. When content of TPH is too high, it shows toxicity to microorganisms. One of the best treatment methods is to add organic stabilizing agent as mentioned above to let microbes grow and decompose the TPH content. On the other hand, when the TPH content drops to a certain level, the time required to degrade the remained TPH residue is relatively much longer. This is due to probability in the spaces that microbes occupied in their surrounding. In order to speed up degradation, adding a downwash process to concentrate TPH in a certain region, so microbes can consume TPH in a quicker fashion.

The downwash bioremediation has a worldwide market potential targeting the oil wells and refinery facilities. The Company is preparing next (third) generation bioremediation technology. combing the downwash bioremediation with technologies from air pollutants reduction system. this third generation technology can perform bioremediation with near zero-emission of carbon dioxide. Consequently this leading edge technology can mitigate the global warming. This third generation of sludge bioremediation technology would provide unique solution for the market needs.

The by-product generated in the sludge bioremediation is low-grade fertilizer (compost). This fertilizer material is particularly suitable for coastal line region where saltwater erosion caused high amount chloride in the soil, and made the agriculture farming in that kind of soil unworkable. The high carbon content in the produced fertilizer can be applied in the bottom base of soil in order to absorb the extra chloride. Combining this fertilizer with other microbial technologies in agriculture, such as microbial and enzyme-based products, can convert the wasteland into farmland, and reduce salt erosion.

Advantages of Bioremediation

There are a number of cost/efficiency advantages to bioremediation, which can be employed in areas that are inaccessible without excavation. For example, hydrocarbon spills (specifically, petrol spills) or certain chlorinated solvents may contaminate groundwater, and introducing the appropriate electron acceptor or electron donor amendment, as appropriate, may significantly reduce contaminant concentrations after a lag time allowing for acclimation. This is typically much less expensive than excavation followed by disposal elsewhere, incineration or other *ex situ* treatment strategies, and reduces or eliminates the need for "pump and treat", a common practice at sites where hydrocarbons have contaminated groundwater.

Competition

Traditional spill remediation methods have been based on conventional civil engineering techniques such as excavation and removal to landfill. These methods can be expensive because of cost of transporting large volumes of material. In addition, the excavation and disposal methods are under increasing regulatory scrutiny as landfill standards are tightened and disposal costs rise. These traditional methods are being replaced by newer methods which use a variety of physical, biological and chemical methods to either immobilize or destroy contaminants.

Traditional remediation services are predominantly provided by environmental firms, construction contractors and environmental engineering firms. Numerous small companies are offering newer remediation services with varying degrees of success in treating a wide array of contaminated soils. These small companies generally have operations that are relatively local in scope.

The Company's main competition is from:

Landfill sites;

Incinerators; and

Alternative treatment methods, for example, bioremediation, chemical oxidation and low temperature desorption.

Landfills

Landfills, in spite of offering a price advantage over certain other waste treatment methods, present disadvantages and potential financial exposure to the landfill client, owners and/or the governments in which jurisdiction such landfills are situated. Landfill clients, landfill owners or government agencies may face potential future liability due to the potential failure of the landfills' liners. This could lead to the generators of the hazardous material being required to pay for the clean-up of the landfills. Landfills continue to attract growing public scrutiny and opposition, which could serve to restrict their operations and make them less attractive to potential clients.

Incinerators

Incinerators often treat a wide spectrum of hazardous waste in different physical forms, such as liquids, sludge, soils and medical wastes. These facilities are expensive to build and potentially expensive to operate. For soil remediation, the operational efficiency, the throughput and on-site soil storage, is reduced as a result of the differences in process and design, thereby increasing the per unit treatment cost.

Alternative Treatment Methods

The Company also faces competition from other companies offering alternative waste treatment methods, which include soil washing, thermal desorption, micro and macro encapsulation, bacteriological reduction, ultra violet turnover, metal fixing and bonding (hydroxyl appetite bonding) and chemical neutralization.

VitaBio differentiates itself in the industry on two key points:

The first differentiating point is the technology employed by VitaBio. The process utilized by the Company allows for the bioconversion of the unwanted by-product, sludge, into a viable product, fertilizer.

The second key point is the concept of regional environmental service companies. With this concept, VitaBio has the leverage of business scale and cost advantages to compete aggressively in the incineration operations of oil refineries. Additionally, the entire operation is not dependant upon any single material source from any refinery allowing for the Company's marketing plant to cover more territories.

Currently, there are no companies in the market that have the technology in place with VitaBio to convert the sludge by-product into a viable end-product, fertilizer, asphalt, VitaBio also is the only company that addresses environmental issues associated with the industry.

Pricing

Chemical Sludge

In Japan, Korea, Taiwan, customers (chemical sludge waste generators) are worrying about sky rocketing waste management costs. The Company will be able to provide huge cost savings to customers and a one-stop complete environmental service. The potential revenues from each area are listed as:

	Japan	Korea	Taiwan
Annual Amount	30,000 tons	5,000 tons	5,000 tons
Local Service Price	USD300-350	USD 280-USD300	USD 280- USD300
Target Price	USD 250	USD 210	USD 210
Potential Revenue	USD7,500,000	USD1,050,000	USD1,050,000

The Company has targeted this group as a priority group because they are concerned with the environment and are interested in new technology relating to such issues. For example, Samsung in Korea, Toshiba in Japan, TSMS in Taiwan, are all well-known companies worldwide with prime waste management problems. VitaBio endeavors to become their choice for resolving their waste problems.

Oily Sludge

It is estimated between 1.5 to 2 percents of the actual refinery process ends up as oily sludge. For example, a refinery facility taking in 5 million barrels of crude oil will generate between 75,000 to 100,000 barrels of oily residue. Using 1.5 or 2 percent as a multiplying factor index, VitaBio can calculate how much of oily sludge will be generated from a particular refinery facility by converting barrels into tonnage, approximately 4.5 barrels is equivalent to 1 ton.

The petroleum refineries located in Japan, Korea, and Taiwan currently has a huge backlog of oily, sludge materials accumulated from past operations. The estimated accumulated quantities combined with annual increases are listed in the following:
(Note: "Annual Remaining Quantity" means the estimated oily sludge quantity deducted for the local incineration capacity. In these regions, they have no incentive to build a new and bigger incinerator.)

	Japan	Korea	Taiwan
Accumulated Quantity	500,000 tons	250,000 tons	250,000 tons
Annual Remaining	10,000-50,000 tons	10,000-50,000 tons	10,000-50,000 tons
Local Service Price	USD300-350	USD 280-USD300	USD 280- USD300
Target Price	USD 250	USD 210	USD 210
Potential Revenue	USD25M-150M	USD10M-50M	USD10M-30M

Most of the petroleum refineries located in Japan, Korea, and Taiwan try to control the cost of treating oily sludge because the capacity and life-expectancy of their incineration facilities are limited. The strategy is that major companies will gradually shift their contracts for the disposal of oily sludge to VitaBio's treatment facility in Indonesia.

Marketing

The Company currently does not have the resources to market its technologies worldwide. Therefore, the Company has concentrated its marketing efforts in countries that management believes offer the best opportunities for establishing a presence in the bioremediation market, primarily the United States and South East Asia.

The Company plans to market its products and services through regional offices and through developing alliances with government agencies, oil companies, environmental engineering and construction firms. For example, VitaBio will utilize its business connections in China to set up direct marketing channels to local road construction companies. The Company's environmental team will conduct environmental business marketing and asphalt marketing concurrently. In China, the Company has targeted plants under new construction, because the Chinese government appears to be starting to enforce the need for better hazardous waste control. The environmental nature of the Company's technologies should make the Company's technologies very attractive in China.

Management believes that it is vital to its marketing effort that the Company has a presence in the regions it intends to operate. This allows it to better understand local and regional concerns and gives it access to local and regional policy makers and government. In order to achieve this, in addition to its US office, the Company will establish offices throughout South East Asia.

Item 7 Description of Property

The Company does not own any real estate. The term of lease is from January to December and can be renewed annually. The lease payments are US$245.00 per year. After the offering, the Company will locate a new principal office to accommodate this actual operation needs.

Determination of Offering Price

The management of the Company has determined the Offering Price in its sole discretion. Prior to the Offering, there will be 10 million shares outstanding, implying a pre-offering enterprise valuation for the Company of $100,000 (10,000,000 x $0.01). The management believes that this is an appropriate price for the Offering due to comparison with industry valuation multiples.

Salaries of Officers: For the 2006 year, none the Company's officers, received salaries.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months provided that the maximum is received. If less than the maximum is received, the Company may seek additional capital financing.

The Company reserves the right to vary the Use of Proceeds according to the actual amount raised and the timing thereof.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Item 8. Directors, Executive Officers and Significant Employees

The following table sets forth certain information regarding the executive officers and directors of the Company as of June 30, 2007:

Name	Positions with the Company	Age	Position Held Since
Ms. Suzanne Charlebois	Director	35	2007
Mr. Abdulmajid Sharif	Director	31	2007

Ms. Suzanne Charlebois, Director
969-G Edgewater Blvd., Suite168,
Foster City, CA 94404
650 578-8936

Ms. Suzanne Charlebois has served the Company as a Director since 2007.
Since 1993 Ms. Charlbois has been self-employed as an entrepreneur and manager of SAS Product, Cosmetic Manufacturing & Distribution. Between 1993 and 2004 she was the owner, manager, esthetician, and educator of Maniplus Day Spa.

Mr. Abdulmajid Sharif, Director
969-G Edgewater Blvd., Suite168,
Foster City, CA 94404
650 578-8936

Mr. Sharif has served the Company as a Director since 200-. From October 1999 to present, Mr. Sharif has been employed by McGill University as an IT Specialist responsible for Network Administration and Technical Support for the Faculty of Arts Computer Services. From October 1999 to present, Mr. Sharif has also been employed as the Manager of Information Technology Department for Sword Com-Soft responsible for Network Security, Network Architect, Database design and administration. And from September 2003 to present for Webmentors as a Manager of IT Support Services overseeing technical support and the IT Department. He has a Bachelors of Science in Physics and Mathematics from McGill University 1997.

Board Composition: The Board of Directors is currently comprised of two directors. The directors are, Ms. Suzanne Charlebois and Mr. Abdulmajid Sharif. At each annual meeting of stockholders, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election.

Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers devotes substantially full time to the affairs of the Company. There are no other family relationships among any of the directors, officers or key employees of the Company.

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors and Audit Committee.

Limitation of Liability and Indemnification Matters: The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Nevada corporate law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Item 9. Remuneration of Directors and Officers

The following table sets forth certain information regarding the aggregate remuneration of each of the three highest paid persons who are directors or executive officers as a group during Company's last fiscal year:

Name of Individual or identity of group	**Capacities in which remuneration was received**	**Aggregate remuneration**
Ms. Suzanne Charlebois	Director	$0
Mr. Abdulmajid Sharif	Director	$0

Item 10. Security Ownership of Management and Certain Shareholders

The following table sets forth certain information with respect to voting securities held of record regarding each of the three highest paid persons who are directors or executive officers as a group, all officers and directors as a group and any shareholder who owns more than 10% of any class of the Company's security:

Title of Class	Name and Address of Owner	Title	Amount Owned Before Offering	Percentage of Issued Common Stock
Common	Mr. Abdulmajid Sharif, 1830 Gauthier St Montreal, QC H2K 1A2	President, Chief Executive Officer and Director	100,000	1%
Common	Ms. Suzanne Charlebois 996 Bruant Des Marias Magog, QC J1X 7S5	Secretary, Treasurer and Director	100,000	1%
Common	Mr. Arthur Wu 969G Edgewater Blvd. #168 Foster City, CA 94404	Shareholder	9,750,000	97.5%

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of June 30, 2007 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Common Stock: As of the date of this registration statement, there were 10,000,000 shares of Common Stock outstanding that were held of record. There will be a maximum of 400,000,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Item 11. Interest of Management and Others in Certain Transactions

None

There were no transactions to which the Company was a party in the previous two years or any proposed transactions that any director, officer, nominee director, principal security holder or relative of the foregoing has a direct or indirect material interest in.

Item 12. Securities Being Offered

A maximum of 10,000,000 common shares are being offered to the public at $0.01 per share. There is no minimum.

A maximum of $4,000,000 will be received from the offering. The insiders will hold 10,000,000 shares. This means that about 97.56% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.0001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Voting Rights: The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore.

Liquidation Rights: In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding.

Preemptive and/or Conversion Rights: The Common Stock has no preemptive or conversion rights or other subscription rights.

Redemption and/or Sinking Fund Provisions: There are no redemption or sinking fund provisions applicable to the Common Stock.

Liability to Further Calls or Assessment by Company: There are no calls. Upon a liquidation of our company, our creditors will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock Bay City Transfer Agency and Registrar located at 300 Center Ave., Suite 202B, Bay City, MI 48708 and its telephone number is: 989 891-9720.

Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately 410,000,000 shares of Common Stock outstanding if the maximum is sold. All of the common shares sold in this Offering are freely tradable under an exemption from registration. The remaining 10,000,000 shares of Common Stock are deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rule is summarized below.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 4,100,000 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

Additional Information: The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim un-audited consolidated financial information.

The management of the Company has arbitrarily determined the Offering Price in its sole discretion. The management believes that this is an appropriate price for the Offering.

Part Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this report. This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future

performance and involve risks and uncertainties, and that actual results may differ materially from the statements that constitute forward-looking statements as a result of various factors.

Introduction and Nature of Business

Selected Financial Data

RESULTS OF OPERATIONS:	Fiscal Year ended,	
	June 30, 2007	December 31, 2006
Total revenues	$ 0.00	$ 0.00
Net loss	$ 0.00	$ 0.00
Net loss attributable to common stockholders	$ 0.00	$ 0.00
Basic and fully diluted loss per common share	$ 0.00	$ 0.00
Weighted average common shares outstanding	$ 0.00	$ 0.00

Overview

Fiscal Year ended December 31, 2006 compared with Fiscal Year ended December 31,2005

Overall Financial Situation. The Company had revenues of $0.00 for the fiscal year ended December 31, 2006, a (decrease) of $0.00 or 0.0% from the fiscal year ended December 31, 2005. The Company has operating expenses of $0.00 for the fiscal year ended December 31, 2006. The Company's operating expenses includes the costs and expenses of advertising, sales, research and development and general and administrative expenses. For the fiscal year ended December 31, 2005,

Revenues. The Company had revenues of $0.00 for the fiscal year ended December 31, 2006, a (decrease) of $0.00 or 0.0% from the fiscal year ended December 31, 2005.

SUBSEQUENT EVENTS

After June 30, 2007, the Company continues to develop the environmental technology for air pollutants reduction. Most of the works are based on computational simulation, parameter and performance variation and estimation. The leading edge technology (bioremediation + near zero emission of carbon dioxide) is one good example.

Part III **Exhibits**

Exhibits

Item 1. **Index to Exhibits**

No.	Exhibit	Page.
2	Articles of Incorporation of the Company	
2	Amendment to the Articles of Incorporation of the Company – **NONE**	
2	By-Laws of the Company	
6	Agreement to Assign Patents and Patent Applications	
11	Opinion of Cohen & Czarnik, LLP	

Item 2. **Description of Exhibits**

(2) Charter and By-laws

(6) Material Agreements

(11) Opinion Re: Legality

SUBSEQUENT EVENTS

N/A

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York.

VITABIO INC.



Abdulmajid Sharif, CEO and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Abdulmajid Sharif, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

SIGNATURE TITLE DATE



9/17/07

Abdulmajid Sharif, Director



9/17/07

Suzanne Charlebois, Director

SECRETARY OF STATE



STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that VITABIO INC., did on November 30, 2006, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on November 30, 2006.

DEAN HELLER
Secretary of State

By

Certification Clerk



DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity # E0875362006-9
Document Number: 20060767761-82

Date Filed: 11/30/2006 12:00:27 PM
In the office of
Dean Heller
Secretary of State

Articles of Incorporation

(PURSUANT TO NRS 78)

Important. Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

1. *Name of Corporation:*	VitaBio Inc.
2. Resident Agent Name and Street Address: [illegible]	Incorp Services, Inc. Name 3155 East Patrick Lane — Las Vegas — NEVADA — 89120-3451 Street Address — City — Zip Code
3. Shares: [illegible]	Number of shares with par value: 500,000,000 — Par value: $ 0.0001 — Number of shares without par value: 0
4. Names & Addresses of Board of Directors/Trustees: [illegible]	1. Suzanne Charlebois Name 996 Bruant Des Marais — Magog — QC — J1X 7B5 Street Address — City — State — Zip Code 2. Abdulmajid Sharif Name 1830 Rue Gauthier St. — Montreal — QC — H2K 1A3 Street Address — City — State — Zip Code 3. Name Street Address — City — State — Zip Code
5. *Purpose:* [illegible]	The purpose of this Corporation shall be: The purpose for which the corporation is organized are to engage primarily in any type of business, investment or
6. Names, Address and Signature of Incorporator: [illegible]	Billie Caddle — [signature] Name — Signature 300 Center Ave. Ste. 202 — Bay City — Michigan — 48708 Address — City — State — Zip Code
7. *Certificate of Acceptance of Appointment of Resident Agent:*	I hereby accept appointment as Resident Agent for the above named corporation. [signature] — November 28, 2006 Authorized Signature of R. A. or On Behalf of R. A. Company — Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Article 3 continued...

The total number of shares of stock which the Corporation shall have authority to issue is 500,000,000 shares with a par value of $0.0001 per share and having a total stated capital of $500,000.00. Of the 500,000,000 shares, 450,000,000 shares are to be Class A Common stock and 50,000,000 to be preferred shares.

The Board of Directors is authorized to issue the capital stock in one or more classes or one or more series of stock within any class thereof and which classes or series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, shall be stated and expressed in the resolution or resolutions providing for the use issue of such stock adopted by the Board of Directors,

Article 5 continued...

5. other pursuit or activity, whether retail or wholesale, whether commercial or industrial; and to perform any and all other lawful acts or purposes as are or may be granted to corporate entities under the laws of the State of Nevada and by any other state or foreign country. The corporation may conduct its business anywhere within the States of the United States or in any foreign country, without in any way limiting the foregoing powers. It is hereby provided that the corporation shall have the power to do any and all acts and things that may be reasonably necessary or appropriate to accomplish any of the foregoing purposes for which the corporation is formed.



DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: secretaryofstate.biz

Resident Agent Acceptance

General Instructions for this form:

1. Please print legibly or type; Black Ink Only.
2. Complete all fields.
3. Ensure that document is signed in signature field.

ABOVE SPACE IS FOR OFFICE USE ONLY

In the matter of VitaBio Inc.
(Name of business entity)

I, Incorp Services, Inc.
(Name of resident agent)

hereby state that on November 28, 2006 (Date) I accepted the appointment as resident agent for the above named business entity. The street address of the resident agent in this state is as follows:

3155 East Patrick Lane
Physical Street Address

Suite #1
Suite number

Las Vegas
City

NEVADA

89120-3481
Zip Code

Optional:

N/A
Additional Mailing Address

N/A
Suite number

N/A
City

N/A
State

N/A
Zip Code

Signature:
X
Authorized Signature of R.A. or On Behalf of R.A. Company

November 28, 2006
Date

DEAN HELLER
Secretary of State

RENEE L. PARKER
Chief Deputy
Secretary of State

PAMELA RUCKEL
Deputy Secretary
for Southern Nevada

STATE OF NEVADA



OFFICE OF THE
SECRETARY OF STATE

CHARLES E. MOORE
Securities Administrator

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

ELLICK HSU
Deputy Secretary
for Elections

Filing Acknowledgement

December 27, 2006

Job Number
C20061227-2042

Corporation Number
E0875362006-9

Filing Description	**Document Filing Number**	**Date/Time of Filing**
Initial List	20060828168-91	December 27, 2006 01:02:46 PM

Corporation Name
VITABIO INC.

Resident Agent
INCORP SERVICES, INC.

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recordings Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

DEAN HELLER
Secretary of State

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

(PROFIT) INITIAL LIST OF OFFICERS, DIRECTORS AND RESIDENT AGENT OF

VITABIO INC.

(Name of Corporation)

FILE NUMBER
E0875362006-9

FOR THE FILING PERIOD OF 11/2006 TO 11/2007

Entity #:
E0875362006-9
Document Number:
20060828168-91
Date Filed:
12/27/2006 1:02:46 PM
In the office of
Dean Heller
Secretary of State
(This document was filed electronically.)

THE ABOVE SPACE IS FOR OFFICE USE ONLY

The corporation's duly appointed resident agent in the State of Nevada upon whom process can be served is:

INCORP SERVICES, INC.
3155 EAST PATRICK LANE STE 1
LAS VEGAS, NV 89120-3481

☐ CHECK BOX IF YOU REQUIRE A FORM TO UPDATE YOUR RESIDENT AGENT INFORMATION

Important: Read instructions before completing and returning this form.

1. Print or type names and addresses either residence or business, for all officers and directors. A President, Secretary, Treasurer, or equivalent of and all Directors must be named. Have an officer sign the form *FORM WILL BE RETURNED IF UNSIGNED*
2. If there are additional directors attach a list of them to this form.
3. Return the completed form with the $125.00 filing fee. A $75.00 penalty must be added for failure to file this form by the last day of first month following the incorporation/initial registration with this office.
4. Make your check payable to the Secretary of State. Your cancelled check will constitute a certificate to transact business per NRS 78.155. To receive a certified copy, enclose an additional $30.00 and appropriate instructions.
5. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, NV 89701-4201, (775) 684-5708.
6. Form must be in the possession of the Secretary of State on or before the last day of the first month following the incorporation/initial registration date. (Postmark date is not accepted as receipt date.) Forms received after this date will be returned for additional fees and penalties.

FILING FEE: $125.00 LATE PENALTY: $75.00

CHECK ONLY IF APPLICABLE

☐ This corporation is a publicly traded corporation. The Central Index Key number is:

☐ This publicly traded corporation is not required to have a Central Index Key number.

NAME	TITLE(S)		
ABDULMAJID SHARIF	PRESIDENT (OR EQUIVALENT OF)		
ADDRESS	**CITY**	**ST**	**ZIP**
1830 RUE GAUTHIER ST.	MONTREAL	QC	H2K1A2
NAME	**TITLE(S)**		
SUZANNE CHARLEBOIS	SECRETARY (OR EQUIVALENT OF)		
ADDRESS	**CITY**	**ST**	**ZIP**
996 BRUANT DES MARAIS	MAGOG	QC	J1X7S5
NAME	**TITLE(S)**		
SUZANNE CHARLEBOIS	TREASURER (OR EQUIVALENT OF)		
ADDRESS	**CITY**	**ST**	**ZIP**
996 BRUANT DES MARAIS	MAGOG	QC	J1X7S5
NAME	**TITLE(S)**		
ABDULMAJID SHARIF	DIRECTOR		
ADDRESS	**CITY**	**ST**	**ZIP**
1830 RUE GAUTHIER ST.	MONTREAL	QC	H2K1A2

I declare, to the best of my knowledge under penalty of perjury, that the above mentioned entity has complied with the provisions of NRS 360.780 and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X Signature of Officer BILLIE J CNUDDE Title CONSULTANT Date 12/27/2006 1:07:20 PM

BY-LAWS
OF
VitaBio Inc.

a Nevada Corporation

ARTICLE I
OFFICES

Section 1. Principal Office. The principal office for the transaction of the business of the corporation is hereby fixed and located at:

1329 Hwy 395N, Suite 10-289
Gardnerville, NV 89410

The Board of Directors is hereby granted full power and authority to change said principal office from one location to another in said state. Any such change shall be noted in the by-laws by the Secretary, opposite this section, or this section may be amended to state the new location.

Section 2. Other Offices. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business or the business of the corporation may require.

ARTICLE II
MEETINGS OF SHAREHOLDERS

Section 1. Place of Meetings. All annual meetings of shareholders and all other meetings of shareholders shall be held either at the principal office of the corporation or at any other place within or without the State of Nevada as may be designated either by the Board of Directors pursuant to authority hereinafter granted to said Board or by the written consent of the shareholders entitled to vote at such meeting holding at least a majority of such shares given either before or after the meeting and filed with the Secretary of the corporation.

Section 2. Annual Meetings. The annual meetings of shareholders shall be held on such date not less than sixty (60) nor more than three hundred sixty (360) days after the end of the corporation's last preceding fiscal year, as the Board of Directors shall prescribe; provided, that if in any such year the annual meeting shall not have been held within such period, then it shall be held at 10:00 a.m. on the first Tuesday in the second month after the end of the three hundred sixty (360) day period; provided, however, that should said day fall on a legal holiday, then any such annual meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is a full business day. Any such annual meeting may be held at any other time which may be designated in a resolution by the Board of Directors or by the written consent of the shareholders entitled to vote at such meeting holding at least a majority of such shares. At such annual meeting, directors shall be elected, reports of the affairs of the corporation shall be considered, and any other business may be transacted which is within the powers of the shareholders to transact and which may be properly brought before the meeting.

Written notice of each annual meeting shall be given to each shareholder entitled to vote, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given him if sent by mail or other means of written communication addressed to the place where the principal office of the corporation is situated. All such notices shall be sent to each shareholder entitled thereto not less than thirty (30) nor more than sixty (60) days before each annual meeting.

Section 3. Special Meetings. Special meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by statute, may be called at any time by any Director, or by resolution of the Board of Directors, or by one or more shareholders holding not less than ten percent (10%) of the issued and outstanding voting shares of the corporation, or such meeting may be held at any time without call or notice upon unanimous consent of the shareholders. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner and pursuant to the same notice provisions as for annual meetings of shareholders. Notices or any special meeting shall state, in addition to the place, day and hour of such meeting, the purpose or purposes of the meeting. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

Section 4. List of Shareholders Entitled to Vote. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder for any purpose germane to the meeting during ordinary business hours for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder who is present.

Section 5. Quorum. The holders of one-third (1/3) of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by statute or the Certificate of Incorporation of the corporation. When a quorum is present at any meeting, a majority of the shares represented thereat and entitled to vote thereat shall decide any question brought before such meeting. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 6. Voting. At each meeting of shareholders each shareholder entitled to vote shall vote in person or by proxy and he shall have one (1) vote for each share standing registered in his name at the closing of the transfer books for such meeting, or the record date fixed for such meeting by the Board of Directors, as the case may be, or standing registered in his name at the

time of such meeting if neither a date for the closing of the transfer books nor a record date for such meeting has been fixed by the Board of Directors.

Section 7. Consent of Absentees. The transaction of any meeting of shareholders, either annual or special, however called and noticed, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person, or by proxy, signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 8. Action Without Meeting. Any action which, under any provisions of the laws of the State of Nevada or under the provisions of the Certificate of Incorporation or under these by-laws may be taken at a meeting of the shareholders, may be taken without a meeting if a record or memorandum thereof be made in writing and signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting for such purpose, and such record or memorandum be filed with the Secretary of the corporation and made a part of the corporate records.

Section 9. Proxies. Any shareholder entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by proxy. The appointment of a proxy shall be in writing and signed by the shareholder but shall require no other attestation and shall be filed with the Secretary of the corporation at or prior to the meeting. The termination of a proxy's authority by act of the shareholder shall, subject to the time limitation herein set forth, be ineffective until written notice of the termination has been given to the Secretary of the corporation. Unless otherwise provided therein, an appointment filed with the Secretary shall have the effect of revoking all proxy appointments of prior date.

ARTICLE III
DIRECTORS

Section 1. Powers. Subject to limitations of the Certificate of Incorporation, of the by-laws and of the laws of the State of Nevada as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by the by-laws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by, the Board of Directors.

Section 2. Number, Election and Term of Office. The number of directors which shall constitute the whole Board shall be not less than one (1) nor more than nine (9) and subsequently, such number as may fixed from time to time by the Board of Directors. The directors shall be elected at each annual meeting of the shareholders; however, if any such annual meeting is not held or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders held for that purpose. All directors shall hold office until their respective successors are elected. In the absence of a shareholders meeting, the current board may appoint a director or directors until their respective successors are elected by a meeting of the shareholders.

Section 3. Vacancies. Vacancies as well as authorized but unfilled board positions on the Board of Directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders.

Section 4. Removal. Except as otherwise provided in the Certificate of Incorporation, By-Laws or by statute, the entire Board of Directors or any individual director may be removed from office with or without cause by vote of shareholders holding a majority of the outstanding shares entitled to vote at any annual or special meeting of shareholders. In case the entire Board or any one or more directors be so removed, new directors may be elected at the same meeting of shareholders. A director may be removed by a majority of the directors then in office, but such removal shall be confirmed by a vote of a shareholders holding a majority of the outstanding shares entitles to vote at any annual or special meeting of shareholders.

Section 5. Place of Meetings. Regular meetings of Board of Directors shall be held at any place within or without the State of Nevada as may be designated from time to time by resolution of the Board of Directors or by the written consent of all members of the Board. In the absence of such designation, regular meetings shall be held at the principal office of the corporation. Special meetings of the Board may be held either at a place so designated or at the principal office.

Section 6. Regular Meetings. A regular annual meetings of the Board of Directors for the purpose of election of officers of the corporation and the transaction of any other business coming before such meeting shall be held each year immediately following the adjournment of the annual shareholder's meeting and no notice of such meeting to the elected directors shall be necessary in order to legally constitute the meeting, provided a majority of the whole Board shall be present. If a majority of the Board shall not be present, then such regular annual meeting may be held at such time as shall be fixed by the consent, in writing, of all of the directors. Other regular meetings of the Board may be held without notice at such time as shall from time to time be determined by the Board.

Section 7. Special Meetings. Special meetings of the Board of Directors for any purpose or purposes shall be called at any time by the President or, if he is absent or unable to act, by any Vice President or by any two upon three (3) days written notice. No business shall be considered at any special meeting other than the purposes stated in the notice given to each director of the meeting, except upon the unanimous consent of all directors. A special meeting may be called with less than three (3) days written notice upon the unanimous consent of all Directors.

Section 8. Waiver of Notice. Any action taken or approved at any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. If a director does not receive notice of a meeting, but attends and participates in the meeting, he shall be deemed to have waived notice of the meeting.

Section 9. Quorum. At all meetings of the Board, a quorum shall consist of a majority of the entire number of directors and the acts of a majority of the directors present shall be the acts of the Board of Directors except as may be otherwise specifically provided by statute or by the Certificate of Incorporation of the corporation or by these by-laws.

Section 10. Fees and Compensation. The Board of Directors may from time to time fix the compensation of directors for their services in that capacity. The compensation of a director may consist of an annual fee or a fee for attendance at each regular or special meeting of the Board or any meeting of any committee of the Board of which such director is a member or a combination of fees of both types; provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor. The Board may also provide for the reimbursement to any director of expenses incurred in attending any meeting of the Board or any committee of the Board of which he is a member.

Section 11. Action Without Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if a majority of the members of the Board shall individually or collectively consent to such action by signing a written record or memorandum thereof. Such record or memorandum shall have the same effect as a unanimous vote of the Board of Directors and shall be filed with the Secretary of the corporation and made a part of the corporate records.

Section 12. Participation in Meetings by Telephone. Any one or more members of the Board of Directors or of any committee of the Board may participate in a meeting of the Board or committee by means of conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

ARTICLE IV
EXECUTIVE COMMITTEE

Section 1. Election. At the annual meeting, or any special meeting of the Board of Directors, the Board may if it deems necessary, acting by resolution adopted by a majority of the number of directors fixed by these by-laws, elect from their own members an Executive Committee composed of three or more voting members.

Section 2. Duties. The Executive Committee shall have all of the powers of the directors in the interim between meetings of the Board, except the power to declare dividends and to adopt, amend or repeal the by-laws and where action of the Board of Directors is required by law. It shall keep regular minutes of its proceedings which shall be reported to the directors at their next meeting.

Section 3. Meetings. The Executive Committee shall meet at such times as may be fixed by the Committee or on the call of the President. Notice of the time and place of the meeting shall be given to each member of the Committee in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors.

Section 4. Quorum and Voting. A majority of the members of the Executive Committee shall constitute a quorum for the transaction of business. The act of the majority of the members of the Executive Committee present at a meeting at which a quorum is present shall be the act of the Executive Committee. At all meetings of the Executive Committee, each member present shall have one (1) vote which shall be cast by him in person.

Section 5. Waiver of Notice. Any actions taken or approved at any meeting of the Executive Committee, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the members not present signs a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof.

Section 6. Removal. The entire Executive Committee or any individual member thereof may be removed from the Committee with or without cause by a vote of a majority of the whole Board of Directors.

Section 7. Vacancies. The Board of Directors shall fill all vacancies in the Executive Committee which may occur from time to time.

Section 8. Action Without Meeting. Any action which might be taken at a meeting of the Executive Committee may be taken without a meeting if a record or memorandum thereof be made in writing and signed by a majority of the members of the Executive Committee.

ARTICLE V
COMMITTEES OF DIRECTORS

Section 1. Designation. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, in addition to the Executive Committee provided for in Article IV hereof, each committee to consist of two or more of the directors of the corporation, which to the extent provided in the resolution, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, except where action of the Board of Directors is required by law, and may authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 2. Procedural Rules. Each committee shall comply with the same procedural rules set forth in Sections 3 through 8, both inclusive, of Article IV that are applicable to the Executive Committee.

ARTICLE VI
OFFICERS

Section 1. Officers and Qualifications. The officers of the corporation shall be a President, a Secretary, a Treasurer and such other officers as the Board of Directors may deem necessary or advisable, including but not limited to a Chairman of the Board, a Vice Chairman of the Board, an Executive Vice President, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions Section 3 or Section 5 of this Article. One person may hold two or more offices.

Section 2. Election. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

Section 3. Subordinate Officers. The Board of Directors may appoint, and may empower the President to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the by-laws or as the Board of Directors may from time to time determine.

Section 4. Removal and Resignation. Any officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting thereof, or, except in case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

Section 5. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the by-laws for regular appointments to such office.

Section 6. Duties of Officers. The duties and powers of the officers of the corporation shall be as follows, and as shall hereafter be set by resolution of the Board of Directors:

Chairman of the Board. The Chairman of the Board shall have full voting rights and upon a tie vote, shall have the breaking casting vote on all matters and shall, if present, preside at all meetings of the Board of Directors and its committees and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the by-laws. The President, in addition to reporting to the Board of Directors, shall report to the Chairman as deemed appropriate by the Board of Directors.

President. Subject to such powers and duties, if any, as may be assigned by the Board of Directors to the Chairman of the Board, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation.

Vice President. In the absence or disability of the President and also the Chairman, the Vice Presidents in order of their rank as fixed by the Board of Directors, shall perform all the duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the by-laws. The Board of Directors may designate such titles as may be descriptive of their respective functions or indicative of their relative seniority.

Secretary. The Secretary shall keep or cause to be kept, at the principal office of the corporation or such other place as the Board of Directors may order, a book of minutes of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal office of the corporation or at the office of the corporation's transfer agent, a share ledger, or a duplicate share ledger, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors required by the by-laws or by law to be given, and he shall keep the seal of the corporation in safe custody. He shall also sign, with the President or Vice President, all contracts, deeds, licenses and other instruments when so ordered. He shall make such reports to the Board of Directors as they may request and shall also prepare such reports and statements as are required by the laws of the State of Nevada and shall perform such other duties as may be prescribed by the Board of Directors or by the by-laws.

The Secretary shall allow any shareholder, on application, during normal business hours, to inspect the share ledger. He shall attend to such correspondence and perform such other duties as may be incidental to his office or as may be properly assigned to him by the Board of Directors.

The Assistant Secretary or Secretaries shall perform the duties of the Secretary in the case of his absence or disability and such other duties as may be specified by the Board of Directors.

Treasurer. The Treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including account of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. The books of account shall at all reasonable times be open to inspection by any director.

The Treasurer shall deposit all monies and other valuables in the name and to the credit of the corporation with such depositories may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of his transactions as

Treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the by-laws.

The Assistant Treasurer or Treasurers shall perform the duties of the Treasurer in the event of his absence or disability and such other duties as the Board of Directors may determine.

Section 7. Delegation of Duties. In case of the absence or disability of any officer of the corporation or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may, by a vote of a majority of the whole Board, delegate, for the time being, the powers or duties, or any of them, of such officer to any other officer or to any director.

ARTICLE VII
SHARES OF STOCK

Section 1. Certificates of Stock. A certificate or certificates shares of capital stock of the corporation shall be issued to each shareholder when any such shares are fully paid, showing the number of the shares of the corporation standing on the books in his name. All such certificates shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary, or be authenticated by facsimiles of the signatures of the President and Secretary or by a facsimile of the signature of the President and a written signature of the Secretary or an Assistant Secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk. Even though an officer who signed, or whose facsimile signature has been written, printed or stamped on, a certificate for shares shall have ceased by death, resignation or otherwise to be an officer of the corporation before such certificate delivered by the corporation, such certificate shall be as valid as though signed by a duly elected, qualified and authorized officer, if it be countersigned by a transfer agent or transfer clerk and registered by an incorporated bank or trust company as registrar of transfer. Such certificates shall also be numbered and sealed with the seal of the corporation. Such seal may be a facsimile, engraved or imprinted.

Section 2. Record of Shareholders; Transfer of Shares. There shall be kept at the registered office of the corporation a record containing the names and addresses of all shareholders of the corporation, the number and class of shares held by each and the dates when they respectively became the owners of record thereof; provided, however, that the foregoing shall not be required if the corporation shall keep at its registered office a statement containing the name and post office address, including street number, if any, of the custodian of such record. Duplicate lists may be kept in such other state or states as may, from time to time, be determined by the Board. Transfers of stock of the corporation shall be made on the books of the corporation only upon authorization by the registered holder thereof or by his attorney lawfully constituted in writing and on surrender and cancellation of a certificate or certificates for a like number of shares of the same class properly endorsed or accompanied by a duly executed proof of authenticity of the signatures as the corporation or its transfer agents may reasonably require.

Section 3. Fixing Record Date. In order that the corporation may determine the shareholders entitled to notice of or to vote at any meeting of the shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment or any rights, or

entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 4. Registered Shareholders. The corporation shall be entitled to recognize the holder of record of any share or shares of stock as the exclusive owner thereof for all purposes, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 5. Lost Certificates. Except as hereinafter in this section provided, no new certificate for shares shall be issued in lieu of an old one unless the latter is surrendered and canceled at the same time. The Board of Directors may, however, in case any certificate for shares is lost, stolen, mutilated or destroyed, authorize the issuance of a new certificate in lieu thereof, upon such terms and conditions including indemnification of the corporation reasonably satisfactory to it, as the Board shall determine.

Section 6. Regulations; Appointment of Transfer Agents and Registrars. The Board may make such rules and regulations as it may deem expedient concerning the issuance, transfer and registration of certificates for shares of stock. It may appoint one or more transfer agents or registrars of transfers, or both, and may require all certificates of stock to bear the signature of either or both.

Section 7. Treasury Shares. Treasury shares, or other shares not at the time issued and outstanding, shall not, directly or indirectly, be voted at any meeting of the shareholders, or counted in calculating the actual voting power of shareholders at any given time.

Section 8. Securities. Any security of the corporation, which is issued to any person without an effective registration under the Securities Act of 1933, as amended, or the Blue Sky laws of any state having jurisdiction, shall not be transferable, or be the subject of any offer, sale, pledge, assign or transfer until the corporation has been furnished with the opinion of owner's counsel satisfactory to counsel for the Corporation that such offer, sale, pledge, assign or transfer does not involve a violation of the Securities Act of 1933, as amended, or the applicable Blue sky laws of any state having jurisdiction. The certificate representing any restricted securities shall bear substantially the following legend:

> **"The securities represented by this certificate are not registered under the Securities Act of 1933, as amended (the "Act"), or the Blue Sky laws of any state, and these shares may not be offered, sold, transferred, pledged or assigned in the absence of an effective registration under the Act or an opinion of owner's counsel satisfactory counsel for the issuer the such offer, sale, transfer, assign, or pledge does not involve a violation of the Act, or the Blue Sky laws of any state having jurisdiction."**

Section 9. Fractional Shares. The corporation shall not be required to issue certificates representing any fraction or fractions of a share or shares of any class, but may issue in lieu thereof, one or more script certificates in such form or forms as shall be approved by the Board of Directors, each representing a fractional interest in respect to one share. Such script certificates, upon presentation together with similar script certificates representing in the aggregate an interest in respect of one or more full shares, shall entitle the holder thereof to receive one or more full shares of the class and series, if any, specified in such script certificate.

Unless otherwise provided by the terms of the script certificate, each script certificate shall entitle the holder thereof to receive dividends, to participate in the distribution of corporate assets in the event of the corporation's liquidation, and to vote the fractional shares in person or by proxy.

ARTICLE VIII
MISCELLANEOUS

Section 1. Fiscal Year. The fiscal year of the corporation shall be the calendar year unless otherwise determined by the Board.

Section 2. Seal. The corporate seal shall be a device containing the name of the corporation, the year, and the words "Corporate Seal, Nevada."

Section 3. Annual Report. An Annual Report may be furnished to the shareholders at the request of the directors but same shall not be required.

Section 4. Inspection of Corporation Records. The share ledger or duplicate share ledger, the books of account, copy of the by-laws as amended certified by the Secretary, and minute of proceedings of the shareholders and directors and of the Executive Committee and other committees of the Board of Directors shall be open to inspection upon the written demand of any shareholder or holder or as the holder of a voting trust certificate and shall be exhibited at any time when required by the demand of ten percent (10%) of the shares represented at any shareholders' meeting. Such inspection may be made in person or by an agent or attorney and shall include the right to make extracts. Demand of inspection other than at a shareholders' meeting shall be made in writing upon the President, Secretary or Assistant Secretary of the corporation.

Section 5. Dividends. Dividends upon the shares of the capital stock of the corporation may be declared and paid, when earned, to the extent permitted by the laws of the State of Nevada by the Board of Directors in their discretion at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of capital stock.

ARTICLE IX
NOTICES

Section 1. Form of Notices. Whenever, under the provisions of these by-laws, notice is required to be given to any director, officer or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, by depositing the same in the United States Mail in a postpaid sealed wrapper, addressed to such director, officer or shareholder at such address as appears on the books of the corporation, or, in default of other address, to such director, officer or shareholder at the general post office in the city where the corporation's principal office for the transaction of business is located, and such notice be deemed to be given at the time when the same shall be thus mailed.

Section 2. Waiver of Notice. Any shareholder, director or officer may waive any notice required to be given under these by-laws by a written waiver signed by the person, or persons, entitled to such notice, whether before or after the time stated therein, and such waiver shall be deemed equivalent to the actual giving of such notice.

ARTICLE X
AMENDMENTS

Section 1. Who May Amend. These by-laws may be amended, altered, changed or repealed by the affirmative vote of a majority of the shares issued and outstanding, and entitled to vote thereat, at any regular or special meeting of the shareholders if notice of the proposed amendment, alteration, change or repeal be contained in the notice of the meeting, or by the affirmative vote of the majority of the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that the Board of Directors shall have no power to adopt, amend or alter any by-laws fixing their number, qualifications, classifications, term of office or the right of the shareholders to remove them from office.

ARTICLE XI
INDEMNIFICATION

Section 1. Indemnification of Officers, Directors, Employees and Agents of the Corporation. The corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the Nevada Revised Statutes.

Section 2. Nonexclusive Indemnification. The indemnification provided by this Article XI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, vote of shareholders or disinterested directors otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 3. Insurance. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any

liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article XI.

Section 4. Constituent Corporation. For the purposes of this Article, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article XI with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

APPROVAL OF DIRECTORS

The foregoing by-laws were read and discussed, section by section, by the directors, who have authority to adopt by-laws which shall remain effective until legally amended or repealed. Following such discussion, they were duly approved at a meeting held on November 30, 2006.



Abdulmajid Sharif



Suzanne Charlebois

AGREEMENT TO ASSIGN PATENTS AND PATENT APPLICATIONS

THIS ASSIGNMENT is made as of September 5, 2007 by and between Arthur C. Wu (the "Assignor") and Vitabio, Inc., a Nevada corporation (the "Assignee").

RECITALS:

WHEREAS, the Assignee is in the process of filing a Form 1-A Regulation A Offering Statement with the Securities and Exchange Commission (the "Offering").

WHEREAS, the Assignor is the owner of the patents and patent Application listed in Schedule A, and all intellectual property rights therein and thereto (collectively, the "Patents"); and

WHEREAS, Mr. Arthur C. Wu is a majority shareholder of the Assignee; and

WHEREAS, Assignor desires to assign, and the Assignee desires to acquire, all right, title, and interest in and to the Patents;

NOW, THEREFORE, for and in consideration of the mutual covenants contained herein, and for other good and valuable consideration receipt of which each party hereby acknowledges, the parties hereby agree as follows:

1. Assignor agrees to assign all of their right, title and interest in the Patents, subject to the conditions set forth in Section 3 of this Agreement. In order to effect such ownership transfer, Assignor agrees to execute separate assignment document substantially in form set forth in Schedule B hereto, to be recorded with the United States Patent and Trademark Office and their foreign equivalents. Assignor shall reasonably cooperate with Assignee in the filing and prosecution of the patent applications and assignments with the costs paid by Assignee.

2. Assignor shall promptly deliver to Assignee all documentation pertaining to the Patents, including copies of all correspondence to or from examining authorities regarding such Patents, patents and prior art searches pertaining to such Patents, and all correspondence with any attorney involved in the preparation and/or prosecution of the Patents.

3. Assignor and Assignee understand and agree that the assignment set forth in Section 1 above is conditional on the Offering becoming effective.

4. *Entire Agreement.* This Agreement (including the schedules attached hereto) contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior understandings, if any, with respect thereto.

5. *Beneficiaries.* The parties do not intend to confer any benefit hereunder on any person, firm or corporation other than the parties hereto.

6. *Binding Effect.* This Agreement shall bind and inure to the benefit of the permitted successors and assigns.

7. *No Representations.* The parties hereto agree that except for the Offering, this Agreement is entered into without any of them relying upon any statement or representation not embodied in this Agreement or in the Agreements, made by the other.

8. *Further Assurances.* Each party hereto shall, from time to time, execute, acknowledge and deliver such further instruments and perform such additional acts as the other party may reasonably request to effectuate the intent of this Agreement.

9. *No Waiver.* No waiver, change, modification, amendment, or discharge of any of the provisions of this Agreement shall be valid unless effected by an Agreement in writing signed by all parties hereto. No failure or delay of any party in the exercise of any right given to such party hereunder or the waiver by any party of any condition hereunder for its benefit (unless the time specified herein for exercise of such right, or satisfaction of such condition, has expired) shall constitute a waiver of any other or further right nor shall any single or partial exercise of any right preclude other or further exercise thereof or any other right. The waiver of any breach hereunder shall not be deemed to be a waiver of any other or any subsequent breach hereof.

10. *Law; Invalidity; Venue and Jurisdiction.* This Agreement and performance thereof shall be construed, regulated and governed by the laws of the State of New York without regard to principles of conflicts of law. If any of the provisions of this Agreement shall be unenforceable or invalid, the same shall not affect the remaining provisions of this Agreement and, to this end, the provisions of this Agreement are intended to be, and shall be, severable.

11. *Counterparts; Article Headings.* This Agreement may be executed in any number of counterparts which together shall constitute the agreement of the parties. The article headings and table of contents contained herein are for purposes of identification only and shall not be considered in construing this Agreement.

12. *Estoppel.* On the request of any party hereto, the other parties hereto, shall provide the requesting party with a statement in form reasonably acceptable to the requesting party that this Agreement is in full force and effect (or if not stating the reasons therefore), that the requesting party is or is not in default (as applicable) and detailing the specifics of the default claim, and any other reasonable information requested.

13. *Waiver of Jury Trial.* The parties hereto shall, and they hereby do, waive trial by jury in any action, proceeding or counterclaim brought by any of the parties hereto against the other(s) on any matters whatsoever arising out of or in any way connected with this Agreement.

14. *Drafting Party.* The parties hereby waive the rule of construction as to construing this Agreement against the party who drafted the agreement in question.

15. *Attorneys Fees.* If any procedure to resolve disputes occurs such as a legal procedure or arbitration under this Agreement, the non-prevailing party or parties shall to the extent determined by the court or arbitrator in question, pay to the prevailing party or parties, the reasonable legal fees and expenses of the prevailing party or parties.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on the day and year first above written.

ASSIGNOR:



MR. ARTHUR C. WU

ASSIGNEE:

VITABIO, INC



By:
Name: Abdulmajid Sharif
Title: President

SCHEDULE A
TO
ASSIGNMENT OF PATENTS, PATENT APPLICATIONS AND TRADEMARKS

Patents

Patents	Registration No.	Date
Thermal Conversion Pyrolysis Reactor System	5,411,714	May 2, 1995
Aromatic Chemicals Capture and Removal (The Treatment of Wastewater and Sludge)	494088 (Taiwan)	July 2002
Heavy Metals Stabilized and Removal From Soil	I 237583 (Taiwan)	August 2005

Patent Applications

Patents	Serial No.	Filing Date
Downwash Process Bioremediation System	11/505,181	August 17, 2006
Ai Pollutants Reductions System	11/505,071	August 17, 2006

Trademarks

Trademarks	Serial No.	Filing Date
VitaBio (US Trademark)	75877558	December 1999
VitaBio (Taiwan Trademark)	088025171	August 2000
VitaBio (China Trademark)	1464170	October 2000

公告本

年 月 日
89. 5. -4
修正本

申請日期	86.2.26
案號	86102328
類別	C02F 11/02

(以上各欄由本局填註)

A4
C4

494088

發明/新型 專利說明書

一、發明/新型 名稱	中文	處理廢污水或廢污泥混合物之方法
	英文	THE TREATMENT OF WASTE WATER AND SLUDGE
二、發明/創作 人	姓名	(1)吳正新 (2)陳秋荼
	國籍	美國
	住、居所	(1)美國加州福斯特城薩默塞特巷702號 (2)同(1)
三、申請人	姓名(名稱)	(1)吳正新 (2)陳秋荼
	國籍	美國
	住、居所(事務所)	(1)美國加州福斯特城薩默塞特巷702號 (2)同(1)
	代表人姓名	

經濟部中央標準局員工消費合作社印製

裝 訂 線



中華民國專利證書

發明第 I 237583 號

發明名稱：去除及安定土壤重金屬之處理方法

專利權人：吳正新、翁錦棟、李運明

發明人：吳正新、翁錦棟、李運明

專利權期間：自2005年8月11日至2022年7月14日止

上開發明業經專利權人依專利法之規定取得專利權

經濟部智慧財產局

局長 蔡練生

中華民國 [illegible] 月 11 日


經濟部智慧財產局

VITABIO INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

Vitabio Inc.

Consolidated Financial Statements

December 31, 2006 (Unaudited)

TABLE OF CONTENTS

	Page No.
Certification of the Director	1
Consolidated Balance Sheets	2
Consolidated Statements of Operations	3
Consolidated Statements of Changes in Stockholders' Equity And Accumulated Deficit	4
Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements	6

VITABIO INC.
CONSOLIDATED BALANCE SHEET

ASSETS

		Unaudited December 31, 2006
CURRENT ASSETS:		
Cash and equivalents	$	
Other receivable		
Other current assets		0
Total current assets		0
OTHER ASSETS		
Investment in subsidiary		1,000
TOTAL ASSETS	$	1,000

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:		
Accrued expenses	$	
Other current liabilities		
Total current liabilities		0
STOCKHOLDERS' EQUITY		
Common shares; 450,000,000 shares authorized 10,000,000 shares issued and outstanding		1,000
Foreign currency translation		0
Accumulated deficit		
Total stockholders' equity		1,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,000

The accompanying notes are an integral part of these financial statements.



Initials

VITABIO INC.
CONSOLIDATED STATEMENT OF OPERATIONS

		(Unaudited) December 31, 2006
NET SALES	$	–
COST OF GOODS SOLD		–
GROSS PROFIT		–
OPERATING EXPENSES:		
Research and development		–
Laboratory expenses		–
General and administrative		–
Travel		–
Professional fees		–
Total operating expenses		–
LOSS FROM OPERATIONS		–
NON-OPERATING INCOME		
Interest income		
NET LOSS		–
LOSS PER SHARE:		
Basic and diluted loss per share	$	–
WEIGHTED AVERAGE SHARES OUTSTANDING:		
Basic and diluted		–

The accompanying notes are an integral part of these financial statements.


Initials

VITABIO INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

		(Unaudited) December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	0
Adjustments to reconcile net loss to Cash flows from operating activities		
Depreciation		0
Changes in assets and liabilities:		
Other receivables		-
Other current assets		1,000
Accrued expenses		0
Cash flows from operating activities		
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease in shareholders' account		0
Shares issued for cash		0
Cash flows used in financing activities		
EFFECT OF EXCHANGE RATE CHANGES ON CASH		0
NET INCREASE IN CASH AND EQUIVALENTS		1,000
CASH AND EQUIVALENTS — Beginning of year		0
CASH AND EQUIVALENTS — End of year	$	1,000

The accompanying notes are an integral part of these financial statements.



Initials

VITABIO INC. - NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS

The company was incorporated in the state of Nevada and develops technologies to regenerate energy from environmentally polluted sites.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
The company recognizes revenue when the invoice is issued.

Capital Assets
Capital assets are recorded at cost and are depreciated over their estimated useful lives according to the following method and annual rates:

Assets	Basis	Rate
Computer Hardware	Declining balance	30%
Furniture and equipment	Declining balance	20%

Foreign Currency Translation
The company uses the temporal method to translate its foreign currency transactions.

Monetary assets and liabilities are translated at the rate of exchange in effect at the year-end. Other assets and liabilities are translated at their historic rates. Items appearing in the statement of income, except for cost of inventories and depreciation, are translated at average year rates. Exchange gains and losses are included in the statement of income.

Use of Estimates
In conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and reported amounts of revenue expenses during the year. Actual results could differ from these estimates.

Financial Instruments
The company financial instruments consist of cash, prepaid expenses, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Developmental costs
Amortization will be recorded commencing next year and will be amortized over a period of five years.

NOTE 3 – CAPITAL ASSETS

The Company is authorized to issue a maximum of 450,000,000 shares of common stock and 50,000,000 shares of preferred stock with a par value of $0.001.


Initials

VITABIO INC. - NOTES TO FINANCIAL STATEMENTS

NOTE 4 – SHAREHOLDERS EQUITY

On November 30, 2006 VitaBio Inc. (Nevada) acquired (100,000 shares) all of the outstanding shares of Vitabio Inc. (California). Also on November 30, 2006 10,000,000 shares were issued to the founders with a par value of $0.0001 valued at $1000 as an investment in the subsidiary.


Initials

VITABIO INC.

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007 – Unaudited

Vitabio Inc.

Consolidated Financial Statements

June 30, 2007 (Unaudited)

TABLE OF CONTENTS

	Page No.
Certification of the Director	1
Consolidated Balance Sheets	2
Consolidated Statements of Operations	3
Consolidated Statements of Changes in Stockholders' Equity And Accumulated Deficit	4
Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements	6

CERTIFICATION

I, Abdulmajid Sharif hereby certify that I have prepared the accompanying unaudited financial statements and notes hereto, and that these financial statements and accompanying notes present fairly, in all material respects, the financial position of the issuer and the results of its operations and cash flows for the periods presented, in conformity with accounting principles generally accepted in the United States, consistently applied.



Abdulmajid Sharif

VITABIO INC.
CONSOLIDATED BALANCE SHEET

ASSETS

		Unaudited June 30, 2007
CURRENT ASSETS:		
Cash and equivalents	$	
Other receivable		
Other current assets		0
Total current assets		0
OTHER ASSETS		
Investment in subsidiary		1,000
TOTAL ASSETS	$	1,000

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:		
Accrued expenses	$	
Other current liabilities		-
Total current liabilities		0
STOCKHOLDERS' EQUITY:		
Common shares; 450,000,000 shares authorized 10,000,000 shares issued and outstanding		1,000
Foreign currency translation		0
Accumulated deficit		
Total stockholders' equity		1,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,000

The accompanying notes are an integral part of these financial statements.


Initials

VITABIO INC.
CONSOLIDATED STATEMENT OF OPERATIONS

		(Unaudited)
		June 30, 2007
NET SALES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES:		
Research and development		-
Laboratory expenses		-
General and administrative		-
Travel		-
Professional fees		-
Total operating expenses		-
LOSS FROM OPERATIONS		-
NON-OPERATING INCOME		
Interest income		
NET LOSS		-
LOSS PER SHARE:		
Basic and diluted loss per share	$	-
WEIGHTED AVERAGE SHARES OUTSTANDING:		
Basic and diluted		-

The accompanying notes are an integral part of these financial statements.

Initials 

VITABIO INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

		(Unaudited) June 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	0
Adjustments to reconcile net loss to Cash flows from operating activities		
Depreciation		0
Changes in assets and liabilities:		
Other receivables		-
Other current assets		1,000
Accrued expenses		0
Cash flows from operating activities		1,000
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease in shareholders' account		0
Sheres issued for cash		0
Cash flows used in financing activities		0
EFFECT OF EXCHANGE RATE CHANGES ON CASH		0
NET INCREASE IN CASH AND EQUIVALENTS		1,000
CASH AND EQUIVALENTS — Beginning of year		0
CASH AND EQUIVALENTS — End of year	$	1,000

The accompanying notes are an integral part of these financial statements.

Initials



VITABIO INC. - NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS

The company was incorporated in the state of Nevada and develops technologies to regenerate energy from environmentally polluted sites.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
The company recognizes revenue when the invoice is issued.

Capital Assets
Capital assets are recorded at cost and are depreciated over their estimated useful lives according to the following method and annual rates:

Assets	Basis	Rate
Computer Hardware	Declining balance	30%
Furniture and equipment	Declining balance	20%

Foreign Currency Translation
The company uses the temporal method to translate its foreign currency transactions.

Monetary assets and liabilities are translated at the rate of exchange in effect at the year-end. Other assets and liabilities are translated at their historic rates. Items appearing in the statement of income, except for cost of inventories and depreciation, are translated at average year rates. Exchange gains and losses are included in the statement of income.

Use of Estimates
In conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and reported amounts of revenue expenses during the year. Actual results could differ from these estimates.

Financial Instruments
The company financial instruments consist of cash, prepaid expenses, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Developmental costs
Amortization will be recorded commencing next year and will be amortized over a period of five years.

NOTE 3 – CAPITAL ASSETS

The Company is authorized to issue a maximum of 450,000,000 shares of common stock and 50,000,000 shares of preferred stock with a par value of $0.001.


Initials

VITABIO INC. - NOTES TO FINANCIAL STATEMENTS

NOTE 4 – SHAREHOLDERS EQUITY

On November 30, 2006 VitaBio Inc. (Nevada) acquired (100,000 shares) all of the outstanding shares of Vitabio Inc. (California). Also on November 30, 2006 10,000,000 shares were issued to the founders with a par value of $0.0001 valued at $1000 as an investment in the subsidiary.



COHEN & CZARNIK LLP
140 Broadway
36th Floor
New York, New York 10005

September 4, 2007

Vitabio, Inc.
969-G Edgewater Blvd.,
Suite168, Foster City, CA 94404
Attention: Mr. Abdulmajid Sharif, President

Re: Registration Statement on Form 1-A

Ladies and Gentlemen:

We have acted as special counsel to Vitabio, Inc. (the "Company") in connection with a registration statement on Form 1-A, as amended (the "Registration Statement"), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the offering by the Company of an aggregate of 400,000,000 shares of common stock, par value $0.0001 per share, of the Company (the "Shares").

In connection with the foregoing, we have examined originals or copies, satisfactory to us, of all such corporate records and of all such agreements, certificates and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies. As to any facts material to such opinion, we have, without independent investigation, relied on certificates of public officials and certificates of officers or other representatives of the Company.

Based upon the foregoing and subject to the other limitations set forth herein, we are of the opinion that the Shares to be offered and sold pursuant to the Registration Statement will be validly issued, fully paid and non-assessable upon issuance pursuant to the terms of the Registration Statement.

We are members of the bar of the State of New York and are not licensed or admitted to practice law in any other jurisdiction. Accordingly, we express no opinion with respect to the laws of any jurisdiction other than the laws of the State of New York, the State of Nevada including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws, and the federal laws of the United States.

We assume no obligation to advise you of any changes to this opinion which may come to our attention after the date hereof. This opinion may not be relied upon or furnished to any other person except the addressee hereof without the express written consent of this firm.

Very truly yours,



Cohen & Czarnik LLP

END